October 6, 2004

Mr. Frank Evanshen
Chief Executive Officer
WordLogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, British Columbia
Canada

Dear Mr. Evanshen:

We are submitting the following as a letter of agreement covering our relationship.

1. Effective October 5, 2004 WordLogic Corporation (WordLogic) has retained Makovsky & Company, Inc. (Makovsky) as its public relations and investor relations counsel.

2. Public relations and investor relations services to be provided under terms of this agreement include: analysis of public relations and investor relations objectives; creation, planning and execution of a public relations and investor relations program designed to achieve agreed-upon objectives; counseling; preparation of written and other public relations and investor relations materials; representation of WordLogic to the public and investment community; periodically reporting on progress and achievements in a manner to be mutually agreed upon.

3. Fees totaling US$15,000 are due at start-up, and will be applied to professional staff time fees incurred at the conclusion of this agreement. WordLogic will be billed a professional staff time retainer of $15,000 due on the 10th of each month. The month subsequent, Makovsky will reconcile the retainer against actual staff time incurred during the applicable month. If actual time is less then the retainer, a credit will be issued to WordLogic. If actual time is more then the retainer, WordLogic will be billed for the additional amount. All professional staff time billing will be calculated using our hourly rates.

    An estimated annual staff time budget of US$180,000 has been designated for the first year of this agreement. This estimate may vary by 15%. WordLogic understands and acknowledges that this estimate is based on information available as of the date hereof, and WordLogic acknowledges that actual staff time may vary depending on the complexity of a particular project and the deadlines related thereto, among other factors.

The established fee is determined by the nature of the program and personnel necessary to implement it. If additional projects are requested by WordLogic, Makovsky will present supplemental budgets for such service for approval in advance

4. Out-of pocket expenses required to support our professional services (telephone and fax, postage and express mail, photocopies, local transportation and local entertainment, library materials and supplies, research database usage fees, administrative services) will be billed at 10% of the monthly professional staff time and will appear on WordLogic's invoice with the caption "office services."

   Other expenses to be billed at our cost include travel, hotel and entertainment expenses.

   Outside expense items not included above will be billed at our cost plus a 15% commission (examples: research, clippings, press release delivery services, printing & graphic design related products, photography, audio/videotape duplication, project surveys, media training).

   Any individual out-of-pocket expense of US$1,000 or more will be approved and advanced by WordLogic.

5. Invoices are to be paid upon receipt. A 1% finance charge will be added to invoices unpaid beyond 45 days. The payment of fees and expenses is in no way contingent on the outcome of the engagement or any related project.

6. WordLogic acknowledges that Makovsky cannot undertake to verify, investigate or otherwise confirm the validity of facts or intellectual property supplied by WordLogic directly or indirectly. Accordingly, WordLogic agrees to indemnify and hold harmless Makovsky from and against damages, liabilities, costs and expenses (including reasonable attorney's fees, costs of suit and disbursements) (collectively, "damages") suffered or incurred by Makovsky: (i) as a result of the use of materials, releases, reports or information supplied to Makovsky by WordLogic or prepared by Makovsky and reviewed or approved by WordLogic, and (ii) arising out of the nature and use of WordLogic's products or services.

7. This agreement can be canceled by either party with two months advance notice in writing on the first of any month. If canceled by WordLogic, WordLogic will be liable for a minimum monthly fee of US$10,000 during this period and all out-of-pocket expenses incurred. WordLogic is entitled to receive professional staff time services up to the amount of the fee. With prior approval of WordLogic, if actual professional staff time exceeds the monthly fee, WordLogic will be responsible for the total professional time incurred.

Mr. Frank Evanshen

WordLogic Corporation
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In the unlikely event that an invoice remains unpaid for more than 60 days and Makovsky needs to undertake collection efforts to obtain payment, WordLogic would be responsible for Makovsky's reasonable attorneys' fees in connection with those efforts.

8. Makovsky and WordLogic each agree that they will not, directly, or indirectly, hire nor solicit for the purpose of hiring (either as an employee, contractor, independent agent or representative of another vendor) any employee or agent of the other for a period ending one year following the date on which the employee or agent has completed the performance of services relating to this Agreement (or, if later, one year following the date on which the employment of employee or agent with Makovsky or WordLogic has terminated.)

If this statement of our working relationship is agreeable, will you please sign and return one copy to us, keeping one copy for your files.

Sincerely,

/s/Mark T. Martin

Mark T. Martin
Chief Financial & Administration Officer

APPROVED BY:__/s/FrankEvanshen_____
                        Frank Evanshen, President & CEO

DATE:__Oct 6, 2004_____